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                            September 20, 2021

       Scott Wolf
       Chief Executive Officer
       Digital Health Acquisition Corp.
       980 N Federal Hwy #304
       Boca Raton, FL 33432

                                                        Re: Digital Health
Acquisition Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Response letter
dated August 26, 2021
                                                            CIK No. 0001864531

       Dear Mr. Wolf:

              We have reviewed your August 26, 2021 response to our comment letter and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 16, 2021 letter.

       Response letter dated August 26, 2021

       Capitalization, page 52

   1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5
million net tangible limitation provided in your Amended and
                                                        Restated Certificate of
Incorporation qualifies a portion of your redeemable common
                                                        shares for permanent
equity classification in accordance with ASC 480-10-S99-3A for the following reasons:

                                                              Each redeemable
common share is redeemable outside the control of the Company.
                                                            Such shares will
become redeemable either as a result of a business combination or by passage of time.
 Scott Wolf
Digital Health Acquisition Corp.
September 20, 2021
Page 2
             The intention is that in all cases the redeemable common shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.
             The unit of accounting is the individual share as each share has the right to be
           redeemed at the holders    option upon a business combination. While
the Company   s
           Amended and Restated Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders chose to redeem or not redeem.

       Please revise your Capitalization table to classify all redeemable common redeemable shares as temporary equity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael Davis at 202-551-4385 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameScott Wolf
                                                             Division of
Corporation Finance
Comapany NameDigital Health Acquisition Corp.
                                                             Office of Real
Estate & Construction
September 20, 2021 Page 2
cc:       Thomas Poletti
FirstName LastName